Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Corporation” or Crosshair”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change
December 16, 2010
Item 3.	News Release
A press release announcing the material change referred to in this report was issued through Marketwire on December 16, 2010, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change
Crosshair announced the results of the independent NI 43-101 vanadium resource estimate on the C Zone at its Central Mineral Belt (CMB) Project in Labrador, Canada.
Item 5.1	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule A to this Material Change Report.
Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Sheila Paine, Corporate Secretary. Phone: (604) 681-8030 ext. 238 Fax: (604) 681-8039
Item 9.	Date of Report
December 17, 2010

SCHEDULE A

NEWS RELEASE

Crosshair Delivers Significant Growth to Vanadium Resource

Dated: December 16, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce the results of the independent NI 43-101 vanadium resource estimate on the C Zone at its Central Mineral Belt (CMB) Project in Labrador, Canada.

The vanadium contained outside of the existing uranium resource includes 30.92 million pounds of V2O5 (vanadium pentoxide) in the indicated category and an additional inferred resource of 81.33 million pounds of V2O5.  These resources are wholly contained within the C Zone and do not include the vanadium contained within the uranium resource.  The vanadium contained within the existing uranium resource includes updated values of 11.90 million pounds of V2O5 in the indicated category and an additional inferred resource of 12.29 million pounds of V2O5 (see below for tonnage and grade details).

“We knew that the vanadium contained within our uranium resource was only a portion of the vanadium resource, but to increase it by more than 500% exceeded even our expectations,” says Stewart Wallis, President and CEO of Crosshair.

Given the fact that previous drill programs on the CMB Project focused exclusively on uranium, most holes were originally only sampled where uranium was encountered.  For this reason, a total of 5,375 metres (m) of existing core was recently sampled and assayed for vanadium.  As there was no further drilling, the uranium resource remains unchanged.
At this point, no economic evaluations have been done on the project and as a result, a wide variety of V2O5 and U3O8 cut-off grades are presented.  A 0.15% V2O5 cut-off is considered appropriate for vanadium outside the uranium resource and for the location and cost profile that can be expected for open pit mining in Labrador.  A 0.015% U3O8 cut-off is considered appropriate for where uranium is also present and a 0.035% U3O8 cut-off used for the Lower C Zone estimate is considered appropriate for an underground operation.  These cut-offs were used to report the mineral resources stated above.

INDICATED VANADIUM RESOURCE OUTSIDE OF URANIUM RESOURCE

V2O5 Cutoff (%)	Tonnes > Cutoff (tonnes)	V2O5 (%)	Million Pounds V2O5
0.13	11,350,000	0.168	42.04
0.14	9,700,000	0.173	37.00
0.15	7,790,000	0.180	30.92
0.16	5,980,000	0.188	24.79
0.17	4,560,000	0.195	19.61
0.18	3,210,000	0.204	14.44

INFERRED VANADIUM RESOURCE OUTSIDE OF URANIUM RESOURCE

V2O5 Cutoff (%)	Tonnes > Cutoff (tonnes)	V2O5 (%)	Million Pounds V2O5
0.13	38,310,000	0.157	132.62
0.14	29,540,000	0.164	106.82
0.15	21,570,000	0.171	81.33
0.16	14,270,000	0.180	56.64
0.17	9,720,000	0.187	40.08
0.18	5,940,000	0.195	25.54

INDICATED VANADIUM RESOURCE WITHIN URANIUM RESOURCE

U3O8 Cutoff (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff U3O8 (%) V2O5 (%)		Contained Million Pounds U3O8 V2O5
0.010	10,420,000	0.027	0.076	6.20	17.46
0.015	6,920,000	0.034	0.078	5.19	11.90
0.020	4,730,000	0.041	0.081	4.28	8.45
0.030	2,380,000	0.057	0.085	2.99	4.46
0.040	1,390,000	0.073	0.087	2.24	2.67

INFERRED VANADIUM RESOURCE WITHIN URANIUM RESOURCE

UPPER C ZONE
U3O8 Cutoff (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff U3O8 (%) V2O5 (%)		Contained Million Pounds U3O8 V2O5
0.010	8,390,000	0.020	0.087	3.67	16.10
0.015	5,320,000	0.024	0.089	2.84	10.44
0.020	3,570,000	0.027	0.091	2.14	7.19
0.030	410,000	0.042	0.101	0.38	0.91
0.040	170,000	0.053	0.104	0.19	0.39

LOWER C ZONE

U3O8 Cutoff (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff U3O8 (%) V2O5 (%)		Contained Million Pounds U3O8 V2O5
0.015	3,180,000	0.035	0.051	2.45	3.58
0.025	2,110,000	0.043	0.055	2.00	2.56
0.035	1,450,000	0.050	0.058	1.60	1.85
0.045	780,000	0.059	0.065	1.01	1.12
0.055	370,000	0.069	0.074	0.56	0.60

Resource Estimate Details

The current vanadium mineral resource estimate for the CMB Project is based on results from 242 diamond drill holes at the C Zone totalling 44,591 m.  Independent engineer, Gary H. Giroux, P. Eng, a Qualified Person as defined by National Instrument (NI) 43-101, is responsible for this mineral resource estimate and has reviewed and approved the technical data contained in this news release.  The estimate is classified as an indicated or inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  This NI 43-101 compliant estimate will be filed in a Technical Report on SEDAR within 45 days.  Mineral resources, which are not mineral reserves, have not demonstrated economic viability.  Crosshair is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

Three-dimensional block models utilizing ordinary kriging to interpolate grades into each 10m x 10m x 4m high block were used for the resource estimate.  For the purpose of the current vanadium resource estimate, a vanadium specific model was created in the Upper C rock package above the C Zone thrust fault.  The vanadium model is based on a wireframe solid defining the vanadium mineralized envelope using an external cut-off of approximately 0.1%
V2O5.

The vanadium mineralized envelope ranges in thickness from 45 m to 205 m and dips from 50 to 70 degrees to the southeast.  Based on current drilling, the strike and dip lengths of the vanadium mineralized zone are 1500 m and 470 m respectively.

For the purposes of the new estimates, a specific gravity of 2.83 was used.  Vanadium assays were capped at 0.75% V2O5.  Within the mineralized domain uniform down hole 2 m composites were produced that honoured the solid boundaries.  Intervals less than 1 m at solid boundaries were combined with adjoining samples to produce a uniform support of 2 ± 1 m.
Split drill core samples were sent to Activation Laboratories in Ancaster, ON for analyses.  Vanadium analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Samples that exceed the upper limit for vanadium are re-assayed using fusion ICP. A QA/QC program was implemented consisting of standard, blank and duplicate samples.

Crosshair’s exploration work on the CMB Project is supervised by Stewart Wallis, P.Geo., President and CEO of Crosshair and a Qualified Person as defined in NI 43-101.  Mr. Wallis has verified that the results used for the resource estimate were accurate from the official assay certificates provided to Crosshair.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the completion of the Consolidation, the receipt of necessary regulatory and shareholder approval and the use of proceeds from the Offering. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.